Exhibit 99.1

30 June 2005

company statement

For media enquiries please contact James Rickards on
Tel: 61 2 8274 5304 Mob: 0419 731 371. For
investor/analyst enquiries please contact Steve Ashe on
Tel: 61 2 8274 5246 or Mob: 0408 164 011

2005 Dutch Accounts

James Hardie announced today that the ASX has extended the date for lodgement of the Company’s Dutch GAAP accounts for the year ended 31 March 2005 under the ASX Listing Rules until 23 September 2005 or until lodged with the Australian Securities and Investments Commission (ASIC), whichever is the earlier.

Under the ASX Listing Rules, the due date for lodgement of the Company’s Dutch GAAP accounts for the financial year ended 31 March 2005 was 30 June 2005. Under the Australian Corporations Act as a Dutch company, the latest date those Dutch GAAP accounts could be filed with the ASIC is 28 September 2005, being 15 months after the 2004 Company’s Dutch accounts filing.

Dutch GAAP financial statements must be current at the time they are adopted by Shareholders at an Annual General Meeting. If there is a material event requiring an adjustment to the financial statements prior to their adoption at an AGM then they must be adjusted. The fact that Dutch GAAP accounts have been approved by a company’s Board and lodged with ASIC and ASX will not relieve the Board from the “updating” obligation. This has resulted in James Hardie obtaining an ASX extension of the filing date.

The Company’s US GAAP financial statements for the same accounting period, 31 March 2005, were lodged with the ASX on 16 May 2005 as part of the Company’s announcement of its 4th quarter and full year results.

The Company’s annual report for the financial year ended 31 March 2005 was lodged with the ASX today, 30 June 2005.

James Hardie expects to lodge its Dutch GAAP financial statements at the same time it releases its Notice of Meeting for the 2005 Annual General Meeting. The scheduled date for the Company’s Australian Information Meeting is 19 August and the date for the Annual General Meeting is 22 August 2005.

End

James Hardie Industries N.V. ARBN 097 829 895 Incorporated in The Netherlands. The liability of members is limited.

Investor and Analyst Enquiries:

Steve Ashe – Vice President, Investor Relations
Telephone: 61 2 8274 5246
Mobile: 0408 164 011
Email: steve.ashe@jameshardie.com.au

Media Enquiries:

James Rickards
Telephone: 61 2 8274 5304
Mobile: 0419 731 371
Email: media@jameshardie.com.au
Facsimile: 61 2 8274 5218

www.jameshardie.com

Disclaimer

This Company Statement contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with the Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

•	projections of our operating results or financial condition;

•	statements of our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

•	statements about our future economic performance or that of the United States, Australia or other countries in which we operate; and

•	statements about product or environmental liabilities.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include but are not limited to: all matters relating to or arising out of the prior manufacture of asbestos by ABN 60 and certain former subsidiaries; competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with and possible changes in environmental and health and safety laws; the successful transition of new senior management; the success of our research and development efforts; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; risks of conducting business internationally; compliance with and changes in tax laws and treatments; and foreign exchange risks. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

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